DEPENDABLE. RELIABLE. RESPONSIVE.

P.E. 12-31-05
NorthWestern Energy

2005 ANNUAL REPORT

FOCUSED

2005 ANNUAL REPORT

CONTENTS

NorthWestern Energy


Havre
Great Falls
MONTANA
Billings
NORTH DAKOTA
COYOTE I
Aberdeen
BIG STONE
SOUTH DAKOTA
Huron
Brookings
Mitchell
Yankton
NEBRASKA
NEAL #4
IOWA
North Platte
Grand Island
Kearney
Yellowstone National Park
WYOMING

Electric and Natural Gas
Distribution Service Area

MAXIMIZING VALUE FOR OUR CUSTOMERS

REGULATED OPERATIONS

- One of the largest providers of electricity and natural gas in the Upper Midwest and Northwest
- 628,500 customers in Montana, Nebraska and South Dakota
- Service territory covering approximately 123,000 square miles
- 1,350 employees

ELECTRIC

Montana
- 316,000 customers in 187 communities
- 7,000 miles of transmission lines
- 20,300 miles of distribution lines

South Dakota
- 59,000 customers in 110 communities
- 3,200 miles of transmission and distribution lines
- Owns 310 net MW of power generation

NATURAL GAS

Montana
- 170,000 customers in 105 communities
- 3,700 miles of underground distribution pipelines
- 2,000 miles of transmission pipelines
- 16.3 bcf of gas storage

South Dakota / Nebraska
- 83,500 customers in 59 communities in South Dakota and 4 communities in Nebraska
- 2,100 miles of distribution gas mains

UNREGULATED OPERATIONS

- Electric—Primarily consists of a lease of 30% of Colstrip Unit 4, a 740 MW coal-fired plant in Montana
- Natural Gas—Natural gas supply and distribution services to high-volume customers in South Dakota and Nebraska

2005 ANNUAL REPORT

To Our Shareholders

Dependable, Reliable and Responsive are not just words at NorthWestern; they are truly our guiding principles. Our customers rely on us to provide them with electricity, natural gas or propane regardless of the circumstances – no excuses. The past year has brought yet another round of challenges, courtesy of Mother Nature, and I have never been so proud of, or humbled by, the spirit with which our employees rose to the challenges and carried out our commitment to serve our customers.



We are accustomed to extreme weather, but nothing prepared us for one of the worst winter storms in South Dakota's recorded history – a punishing combination of ice and snow that laid flat more than [illegible] route miles of electric transmission and distribution lines, and literally left every one of our South Dakota electric customers without service at some point during the storm.

The real story isn't the storm itself or the damage it caused, although it was unprecedented in itself. The real story is the care and commitment our employees demonstrated to restore service to customers in the midst of a crisis complete with sub-zero temperatures.

More than 200 NorthWestern Energy employees from our three-state service area, along with valued assistance from numerous neighboring utilities and municipalities, joined in the monumental task of restoring service to our customers. The hours were long, the wind biting and, as is often the case in our industry, the work was occasionally hazardous.

The initial restoration effort was completed sooner than expected and, even more importantly, the work was done safely without accident or injury to our employees, to our contractors or to our customers. This speaks volumes of the quality and caliber of our employees.

Therefore, it should come as no surprise that we have managed to accomplish so much to strengthen our company's financial situation in a relatively short period of time. Our financial restructuring is complete.

We resolved almost all of our major outstanding legal proceedings, completed the Netexit bankruptcy, completed the divestiture of our non-core assets including the sale of the final Blue Dot operating location and the generation assets from the Montana First Megawatts project, resolved all issues related to the Milltown Dam, and paid down debt to a level that is considered conservative within our industry.

At the same time, our revenues, gross margin and retail volumes all increased compared to 2004. In addition, during 2005 we increased the quarterly dividends paid to shareholders by [illegible] percent and initiated a stock repurchase program.

We accomplished nearly everything we set out to do in 2005 and, in many respects, even more. We're also very proud of the fact that we achieved an investment grade credit rating early in 2006. As of April, two of the three agencies that rate our debt have given our secured debt an investment grade rating.

We will continue to work with the rating agencies to resolve any lingering concerns regarding the strategic review process, purchased fuel costs or other issues as we work toward improving our ratings in the future.

Speaking of strategic review – for all the reasons that I have mentioned and many more, our company has attracted the attention of others. We began a review of strategic alternatives to maximize value for all shareholders. Our Board of Directors established a Mergers and Acquisitions Committee to oversee the process. NorthWestern and its advisors contacted 23 qualified parties (15 strategic and 8 financial/infrastructure). Ten parties signed confidentiality agreements; 8 parties submitted bids; and 6 parties were invited to engage in further due diligence and submit final bids. Five parties submitted final proposals.

As a result of this fair and formal process, the Board entered into a definitive agreement with Babcock & Brown Infrastructure (BBI) to purchase the company for $2.2 billion including the assumption of debt.

The BBI offer is superior to all other proposals in value to stockholders, commitments to NorthWestern's employees, and continuing support of NorthWestern's business plan and the infrastructure development that will maintain and enhance the reliability and quality of our service to customers.

The transaction is subject to shareholder approval and customary regulatory and government approvals. We expect the sale to close in 2007. In the meantime, our employees are focused on building upon our 90-plus year history of proudly serving our 628,500 customers in Montana, Nebraska and South Dakota.

While some may argue that our location – a mostly rural service territory in the middle of the country – is a detriment to future growth, we couldn't disagree more. In fact, we believe that our location uniquely places us in the middle of energy opportunities that simply don't exist elsewhere. We operate in a resource rich region – coal, natural gas, wind, and ethanol to name a few – and there are many who would like to tap these resources for use elsewhere in the country.

In addition to growing our business, we must continue to invest in the ongoing maintenance and reliability of our existing system so that it may serve us long into the future. In 2005, we spent more than $80 million on capital projects to maintain and grow our infrastructure. In 2006, we expect to spend approximately $90 million on projects that will improve reliability, add capacity and provide for the continuing operational stability of our electric and natural gas businesses.

We are an entity comprised of more than 1,350 employees who genuinely care for, and about, our customers. We are committed to providing our customers with reliable, safe and high-quality service at a price they can afford. We are also committed to helping address the significant energy issues facing this country by doing our part to encourage new sources of supply and managing demand to the benefit of our customers. We hope our customers will join with us in helping shape our energy future.

We are open, honest and forthright in our dealings with our customers, our employees, our shareholders, our suppliers and our vendors. In addition, we will continue to be advocates for our customers as we work to secure additional sources of affordable energy and low-income energy assistance funding. We want to partner with our communities to achieve a solid economic foundation for sustainable growth.

NorthWestern is a company that reflects the quality and caliber of determined, dedicated and loyal employees. Our company is strong, stable and focused on providing the best possible service to our customers. We value a safe working environment for our employees and a stable return for our shareholders. NorthWestern has stood the test of time and stands ready to serve our customers for many years to come.

Sincerely,

Michael J. Hanson
President and Chief Executive Officer



RESPONSIVE

"Thank you so much for your Challenge Grant and the one-time credit of $250. What a blessing! This gift has helped me and my boys get back on our feet financially after a divorce and I am so grateful."

- A Customer from Helena, Mont.



Customers are the lifeblood of NorthWestern Energy. Without them, we would have no reason for doing what we do. We value our customers. We listen to them. We care about them.

Our customers are not simply names or account numbers to us – they are our friends, our families and even our co-workers. Most of our employees interact daily with customers, and our employees are committed to providing our customers with the best possible service.

In 2005, NorthWestern Energy's employees received the prestigious ServiceOne™ award from PA Consulting Group for the second year in a row. We were one of four utilities nationwide recognized by this industry benchmarking firm and the only combination or dual-fuel utility to ever win. The ServiceOne™ award is provided to only a select number of utilities out of a field of more than one hundred and recognizes best in class customer service.

Our customers expect us to provide safe, reliable electricity and natural gas at an affordable price. Unfortunately, rising wholesale energy costs have made the "affordable" part difficult for some of our customers who informed us that they were facing very difficult choices.

Our employees felt that we needed to do something to help these customers make some of these choices a little easier, so we created the Challenge Grant. We started with $1 million and challenged our natural gas and electricity suppliers to match our contribution. While we didn't raise another million dollars, we did generate approximately $110,000 in additional funds to help our customers, and we're grateful to these suppliers for helping not only our customers, but also their own customers.

The Challenge Grant has three components. Ten percent of the funds were distributed to emergency fuel funds in our service territory and five percent helped to fund


To the
People!
THANKS
LINEMEN

This poster is an example of the gratitude shown by customers as crews worked to restore power after a devastating winter storm knocked out power across our South Dakota service area in November 2005.

TO THE NEEDS OF OUR CUSTOMERS

While we're proud of receiving this award, it's even more meaningful when our customers also take notice. Our employees handle more than 1.5 million customer contacts every year either in person or over the telephone. Yet our excellent service levels earned us a position in the first quartile of utilities nationwide according to the 2005 JD Powers Annual Survey of Electric Utilities.

We also take seriously our obligation to provide reliable service. We have undertaken a process over the past couple of years to improve upon our already high levels of reliability by implementing processes and procedures that are designed to identify and address potential problems early. Our customers rated our Reliability and Power Quality in the second quartile according to JD Powers, and we're committed to ranking higher in future years.

weatherization activities outside of our existing public purpose programs. The remaining amount funded a one-time, $250 credit for income-qualified customers that aren't eligible for other forms of federal- or state-funded energy assistance.

We're not aware of any other utility that has implemented such a program. We don't know yet if we'll do this again next heating season – we hope energy prices will moderate and it won't be necessary – but our customers may be assured that we will continue to serve each and every one of them with the respect and the responsive service they've come to expect from us.

(Photo by Doug Dreyer)

INVOLVED

"Thank you for working on our electric wires. It was nice of you to leave your families to make sure we have electricity."



Bob Mitschke, a journeyman lineman in the Helena Division, prepares a youngster for a bucket truck ride at one of the weatherization and customer appreciation events held throughout Montana.

(Photo by Don Scheidecker)

WE'RE PART OF THE COMMUNITY

Anyone who wonders what motivates the people of NorthWestern Energy need look no further than the communities we serve – 349 in all. Regardless of size, our communities are important to us because they are our home.

In 2005, NorthWestern Energy contributed approximately $500,000 to more than 600 organizations that address the needs of our communities, and we plan to increase this amount in 2006 as our company regains financial stability. Local employees participating on voluntary contribution committees made funding decisions for their areas based on local needs. We provided additional funding to local economic development programs and educational activities.

NorthWestern Energy provided a 50 percent match for employee gifts to the United Way organizations in our local areas which, when combined, provided more than $150,000 to our local community programs. In addition, our employees donated roughly $16,000 to the American Red Cross relief efforts following Hurricanes Katrina and Rita. NorthWestern Energy matched those donations dollar for dollar and contributed an additional $25,000 to help in the relief effort along the Gulf Coast.

Helping neighbors comes naturally in our part of the world. When we saw the price of natural gas take a dramatic upward turn as a result of the hurricanes, we wanted to provide our customers – and our communities – with a few tools to combat the rising effect of gas prices.

We quickly implemented a natural gas Demand Side Management program in Montana that included the distribution of free weatherization "starter" kits to heating customers in 15 communities. We planned to give away approximately 3,000 kits and spend time educating our customers about energy efficiency and conservation in the process. We also thought we'd make it fun for the community by offering hot dogs, balloons and the ever popular bucket truck rides.

The community response was overwhelming! We gave away nearly 6,000 kits and a lot of hot dogs, balloons and bucket truck rides. These community events proved so popular that some customers stood in line for hours to receive a kit, and when surveyed later, the vast majority said they installed in their homes all or most of the materials they received from us.

When a devastating ice storm hit our South Dakota service area on Thanksgiving weekend, our employees went the extra mile to make sure that our communities were informed of the progress to restore service. NorthWestern brought in temporary generators to provide electricity to the hardest hit communities. Sub-zero temperatures, and its effects on diesel fuel, made this effort even more daunting. Many employees spent long, sleepless nights on site, and often in trucks, to make sure each of these generators kept running until we restored permanent line service. While checking for damaged services, our employees also stopped by farms along the route to make sure the residents were safe.

This neighborly spirit is not included in their job description, but it's what makes our employees valued members of their communities.



NorthWestern sponsored the July 4 Lewis & Clark Parade in Great Falls, Mont., which was part of the Lewis & Clark Signature Event Series commemorating the 200th anniversary of the Lewis & Clark Expedition.



(Photo by Doug Dreyer)

TRUSTED

NorthWestern Energy's newest transmission line provides additional capacity and improved reliability to the fast-growing communities in Montana's Gallatin Valley near the border of Yellowstone National Park.



NorthWestern Energy

WE'RE THERE WHEN CUSTOMERS NEED US

NorthWestern Energy operates one of the largest electric service areas in the country from a geographical perspective. We span the western two-thirds of Montana, the country's fourth largest state in landmass, and the eastern third of South Dakota, another large state. We provide electric service to 375,000 customers in both states and Yellowstone National Park in Wyoming.

We operate 23,500 miles of distribution lines and 7,000 miles of transmission lines, and we're adding more to meet the growing demand for electricity by our customers and those in neighboring states.

Our newest transmission line will be energized in early 2006. This 30-mile, 161 kilovolt (kV) transmission line will bring in an additional source of electricity to residents in Montana's Gallatin Valley, one of the fastest growing regions in the state. In addition to the new transmission line, we have significantly upgraded and enlarged three substations in Gallatin County to enable continued reliability and additional capacity as the communities in the Valley and surrounding areas grow in future years.

These projects exemplify our responsive and proactive approach to growing and maintaining our extensive infrastructure to the benefit of our customers. At the same time, we see the opportunity to leverage our proven strength in the transmission business to meet the growing demand for electricity in the West. We believe our participation in meeting the energy needs of those outside our service area will benefit our customers and our investors.

For example, there are several proposed generation projects on the drawing board in our resource-rich region, and we have the ability to connect these new generators with the markets in the electricity-starved West. Borrowing a page from the gas transmission business, we conducted an "open season" on our Montana – Idaho transmission pathway to identify the demand for additional capacity. We have commitments from interested third parties for 850 megawatts, which has been backed up with approximately $3 million in deposits. We're now in the process of evaluating the appropriate size of the facility and developing the rate design to propose to the Federal Energy Regulatory Commission. We believe this project has a high likelihood of success.

In addition, we are working with our other 500 kV transmission partners to develop a project that would upgrade an existing line to increase capacity to the Pacific Northwest and ultimately increase capacity along the "traditional" pathway to the California markets. And we're exploring other opportunities to acquire existing transmission properties that would complement our infrastructure and generate additional free cash flow. Opportunities like these have the potential to enhance shareholder value without negatively impacting our current customers.

Through aligning our processes, leveraging the talent and expertise of employees throughout the organization and adding additional staff to our planning, engineering, operations, maintenance and field crews, we are taking steps to ensure NorthWestern Energy's next generation has the knowledge and skills needed to carry the organization well into the future.



The company's new 400 MVA transformer travels across a bridge 10 miles west of Butte in Durant Canyon on its way to the Mill Creek Substation near Anaconda, Mont. The new transformer replaced an aging, smaller transformer and accommodates recent and future growth in western Montana.



(Photo by Doug Dreyer)

RELIABLE



NorthWestern Energy extended its natural gas transmission line [illegible] service to the new Basin Creek natural gas-fired electric generation.





NorthWestern Energy's [illegible]

NorthWestern Energy provides superior, reliable low-cost delivery service to our retail and wholesale natural gas customers. The natural gas industry has changed significantly in recent years as usage transformed from that of a winter heating fuel to being the fuel of choice for a variety of industrial applications such as electricity generation and ethanol production.

As global uncertainty and environmental concerns place additional price pressure on oil and petroleum markets, the next energy boom appears to be right around the corner, literally, growing in the corn and grain fields that abound in our region. Our unregulated natural gas business markets natural gas supply to high volume users, and owns and operates an 87.5-mile intrastate pipeline in eastern South Dakota. We have already benefited from the growth of ethanol plants in our service territory, and we are well positioned to take advantage of future growth in this industry.

Our regulated natural gas business maintains 5,800 miles of distribution gas mains and 2,000 miles of transmission pipelines as well as 16.3 bcf of gas storage. Our transmission system stretches from the gas fields of Alberta, Canada to Wyoming and ties in with other pipelines operated by unaffiliated companies that serve key markets in the Midwest and West. We serve approximately 253,500 residential and commercial natural gas customers in Montana, Nebraska and South Dakota. We also operate a small, unregulated retail propane operation in Montana.

We maintain and grow our infrastructure to continue to meet the growing demand for natural gas in our service area. For example, in 2005, we completed a $1 million extension of an existing transmission line to serve the new Basin Creek electric generation peaking plant south of Butte, a project that added additional capacity to serve customers in the Helena Valley of Montana.



Art Storm, a journeyman gasman in North Platte, Neb., notched his 35th year with the company in 2005.

(Photo by Beth Gilbert)

GROWING WITH OUR COMMUNITIES

We are currently reviewing pipeline investment opportunities due to new ethanol plants or existing plant expansions planned in several of our South Dakota communities. We are also exploring investment potential resulting from new plants in Nebraska. Additionally, due to our track record of successfully serving many plants already online and our strong relationships with the ethanol industry, we believe additional opportunities exist in neighboring states such as Iowa and Minnesota.

Two new pipeline loop projects serving customers in Western Montana were finished in late 2004 in time for the 2004-2005 winter heating season. We are planning additional loop expansions in 2006 as this region continues to grow. As in the electric business, our employees had a busy year connecting new customers to our distribution system and conducting proactive maintenance to provide continued reliable and safe delivery service now and into the future.



"This is definitely one of the most exciting things we've seen here. It's a clean industry, and it's added to business."

- A Judith Gap Businesswoman Commenting to a Newspaper Reporter About the New Wind Farm Located Near Town

CONCERNED



Our South Dakota electric operation is a traditional, vertically integrated operation. We jointly own three coal-fired power plants with unaffiliated parties and wholly own nine power peaking units that supply more than 300 net megawatts (MW) of power for our customers.

In Montana, in our role as the default supplier, we must purchase almost all of the power needed to serve our customers from third parties. We are in the process of trying to replace our two major supply contracts due to expire in mid-2007, but so far we have not found a suitable solution at a fair price. Therefore, we're looking at all of our short- and long-term options to reduce our reliance on an unpredictable electricity market and return price stability to our electric customers.

This may include either buying shares in other existing or proposed coal-fired power plants in Montana or building our own plant that would be incorporated into rates. Both options require changes to existing laws that prohibit the default supplier from owning regulated generation. Therefore, these are long-term options that we believe are worth exploring, and we are discussing with all of the appropriate stakeholders how best to implement a more vertically integrated structure in a deregulated state.

In the meantime, we have been actively purchasing cost-effective supply for our customers. In 2005, we signed an agreement to purchase approximately 150 MW of electricity from the state's first large-scale wind development in Judith Gap, Mont. The project attracted widespread public attention and acclaim for both environmental and economic development reasons.

We also entered into an agreement with Basin Creek Energy to purchase up to 50 MW from a new, simple cycle gas peaking facility located south of Butte, Mont., and we have offered a portion of the output (90 MW) from our unregulated generation asset – a 220 MW leased share of Colstrip Unit 4 – to serve our regulated customers. Colstrip Unit 4 is a 740 megawatt demonstrated-capacity coal-fired power plant located in southeastern Montana of which we own 30%.

Our regulated natural gas utility operations provided approximately 29.1 bcf of natural gas to our retail customers in three states, which is up slightly from 2004. Like most natural gas utilities, we use a "portfolio" approach that employs a combination of third-party fixed-term contracts, storage services contracts and short-term market purchases to provide our retail customers with competitively priced supply that is sufficient to meet our supply requirements on the coldest days of the year.

We also implemented Demand Side Management programs that are intended to reduce the amount of energy needed to serve our Montana customers. Our initial 2005 programs resulted in an estimated reduction of more than 10,250 megawatt hours and 28,350 dekatherms of natural gas going forward.



The Big Stone Plant, located near Big Stone City, S.D., is one of three jointly owned coal-fired plants that provide electricity for NorthWestern's South Dakota customers.

PRESERVATION OF OUR ENVIRONMENT

BOARD OF DIRECTORS



E. Linn Draper, Jr. | Stephen P. Adik | Jon S. Fossel | Michael J. Hanson | Julia L. Johnson | Philip L. Maslowe | D. Louis Peoples

E. Linn Draper, Jr.
Chairman of the Board

[illegible]

Stephen P. Adik

[illegible]

- Mr. Adik serves on the board of directors of Beacon Power [illegible]

Jon S. Fossel

- Retired Chairman, President and Chief Executive Officer [illegible]
- Mr. Fossel serves on the board of directors of [illegible]

Michael J. Hanson

[illegible]

Julia L. Johnson

[illegible] Commission.

- Ms. Johnson serves on the boards of directors of [illegible] Energy Inc. (NYSE: AYE), an electric [illegible] a company which designs, [illegible] telecommunications [illegible] networks.

Philip L. Maslowe

[illegible]

- Formerly Executive Vice President and Chief [illegible] prisons corporation.
- Mr. Maslowe was the former nonexecutive Chairman of the Board of AMF Bowling [illegible] of bowling centers [illegible] bowling goods.

D. Louis Peoples

[illegible]

- President and Founder of [illegible] Management [illegible] consulting firm. Retired Chief Executive Officer and Vice Chairman of the Board of Orange and [illegible] Utilities, Inc.
- Mr. Peoples serves on the boards of directors of [illegible] of America.

AUDIT COMMITTEE

[illegible]

HUMAN RESOURCES COMMITTEE

Philip L. Maslowe, Chair
Stephen P. Adik
Julia L. Johnson

GOVERNANCE COMMITTEE

[illegible]

MERGERS AND ACQUISITIONS COMMITTEE

[illegible]

NorthWestern™ Energy

COMPANY OFFICERS



Michael J. Hanson
President and Chief Executive Officer
25 years utility industry experience in operations, finance, and legal leadership.



Brian B. Bird
Vice President and Chief Financial Officer
20 years finance management experience.



Patrick R. Corcoran
Vice President – Government and Regulatory Affairs
27 years utility industry experience.



Paul J. Evans
Treasurer
10 years utility industry finance experience.



David G. Gates
Vice President – Wholesale Operations
28 years utility industry experience.



Kendall G. Kliewer
Controller
9 years finance management experience.



Thomas J. Knapp
Vice President, General Counsel and Corporate Secretary
29 years corporate and large legal firm experience with energy, transportation and other industrial companies.



Tamra F. Lydic
Assistant Corporate Secretary
31 years utility industry experience.



Emilie Ng
Assistant Treasurer
13 years finance management experience.



Michael L. Nieman
Internal Audit and Controls Officer
13 years utility industry finance experience.



Curtis T. Pohl
Vice President – Retail Operations
20 years utility industry experience.



Bobbi L. Schroeppel
Vice President – Customer Care and Communications
13 years utility industry experience.



Bart A. Thielbar
Vice President – Information Technology
13 years IT management experience.



Gregory G. A. Trandem
Vice President – Administrative Services
30 years utility industry experience.



Michael J. Young
Assistant Corporate Secretary
11 years energy industry legal experience.



2005 ANNUAL REPORT

SUMMARY FINANCIAL RESULTS

In thousands except per share amounts

Year Ended December 31	Successor Company 2005	Successor and Predecessor Company* 2004
Operating Revenues	$ 1,165,750	$ 1,038,989
Cost of Sales	641,755	563,829
Gross Margin	523,995	475,160
Reorganization Items	7,529	(532,626)
Other Operating Expenses	372,014	369,723
Operating Income	144,452	638,063
Interest Expense	(61,295)	(83,843)
Loss on Debt Extinguishment	(548)	(21,310)
Investment and Other Income	17,448	3,160
Income from Continuing Operations Before Income Taxes	100,057	536,070
Income Tax (Expense) Benefit	(38,510)	6,299
Income from Continuing Operations	61,547	542,369
Discontinued Operations, Net of Taxes	(2,080)	2,064
Net Income	$ 59,467	$ 544,433
Net Income Excluding Effects of Bankruptcy Reorganization	$ 66,996	$ 11,807
Basic Earning (Loss) Per Share from Continuing Operations	$ 1.73	N/A
Diluted Earnings (Loss) Per Share from Continuing Operations	$ 1.71	N/A
Average Shares Outstanding	35,630	35,614
Dividends Declared Per Average Common Share	$ 1.00	$ —
Cash Flow From Operating Activities	$ 150,510	$ 137,117
Assets	$ 2,400,403	$ 2,448,869
Total Long-term Debt	$ 742,970	$ 836,946
Debt to Capitalization	50%	54%
Year-end Stock Price	$ 31.07	$ 28.00
Market Capitalization at Year-end	$ 1,106,154	$ 997,196

**The adoption of fresh-start reporting has impacted the comparability of our financial statements. As the impact to our statement of operations is limited to the Reorganization Items line detail and there was no impact to cash flows, we have combined the Successor Company's results from November 1, 2004 through December 31, 2004 with the results of the Predecessor Company from January 1, 2004 through October 31, 2004 for comparison and analysis purposes.*

2005 HIGHLIGHTS

- Gross margin increased by 10.3% to $524 million in 2005.
- Paid down $94 million of debt.
- Achieved targeted debt to capitalization ratio of 50%.
- Resolved nearly all of our major outstanding legal proceedings.
- Milltown Dam consent decree was fully funded.
- Achieved investment grade credit rating from two rating agencies as of April 2006.

2005 Gross Revenue

2005 Gross Margin



$11
$70
$119
$325
Total $525 MM*

NorthWestern Energy

INVESTOR INFORMATION

Corporate Headquarters
NorthWestern Energy
125 S. Dakota Avenue
Sioux Falls, SD 57104
Phone: (605) 978-2908
Fax: (605) 978-2910
Web site: www.northwesternenergy.com

Market Information
NASDAQ: NWEC
Year-End Closing Price: $31.07
Shares Outstanding: 35.6 million
Market Capitalization: $1.1 billion
Dividend Yield: 4.0%

Common Stock Dividends
We currently pay a dividend of 31 cents per share. Anticipated record and payment dates for 2006 are as follows:

Record Date	Payment Date
March 15	March 31
June 15	June 30
September 15	September 30
December 15	December 31

2006 Annual Meeting
August 2, 2006
2:00 p.m. CDT
Sioux Falls Convention Center
1201 N. West Avenue
Sioux Falls, South Dakota

Independent Auditors
Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402-1844

Corporate Governance Information
Corporate governance information, including our corporate governance guidelines, Code of Conduct, Code of Ethics for CEO and Senior Financial Officers, and charters for the committees of our Board of Directors, is available on our Web site at www.northwesternenergy.com under Investor Information.

SHAREHOLDER INQUIRIES

Registrar, Transfer Agent and Dividend Disbursing Agent
Questions regarding stock transfer, lost certificates and dividend checks should be referred to:
LaSalle Bank, N.A.
135 South LaSalle Street
Chicago, IL 60603
Telephone: (800) 246-5761, Option #2

Investor Relations
Phone: (605) 782-5345
E-mail: investor.relations@northwestern.com

Media Relations
Phone: (866) 622-8081

Brokerage Accounts
Stock purchased and held for shareholders by brokers is listed in the broker's name, or "street name." Annual and quarterly reports, proxy material and dividend payments are sent to shareholders by their broker. Questions should be directed to the broker.

Financial Publications
The company reports details concerning its operation and other matters periodically to the Securities and Exchange Commission on Forms 8-K, 10-Q and 10-K. These publications are available on our Web site at www.northwesternenergy.com under Investor Information or by contacting Investor Relations.

This annual report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Although our expectations and beliefs are based on reasonable assumptions, actual results may differ materially. These factors are listed in our 2005 Annual Report on Form 10-K as filed with the Securities and Exchange Commission. Forward-looking statements are all statements other than statements of historical fact, including without limitation, those statements that are identified by the words anticipates, estimates, expects, intends, plans, predicts and similar expressions.

This Annual Report is prepared primarily for the information of our shareholders and is not given in connection with the sale of any security or offer to sell or buy any security.

This Annual Report was produced by NorthWestern's Corporate Communications Department.
Design by Hoffman Graphics. Printing by Mailway Printers.

NorthWestern™
Energy

125 S. DAKOTA AVENUE, SIOUX FALLS, SD 57104

WWW.NORTHWESTERNENERGY.COM